Exhibit 99

November 28, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that, a penalty of Rs. 91,00,000 has been imposed on the Bank by the Reserve Bank of India (“RBI”) vide order dated November 18, 2025 received by the Bank via email on November 28, 2025.

The details required are as follows:

Sr. no	Particulars	Details
1	Name of the listed entity	HDFC Bank Limited

2	Name of the authority from whom communication is received	RBI

3	Type of communication received	Speaking Order issued by RBI

4	Period for which communication would be applicable, if stated	Penalty is in respect of the financial position of the Bank as on March 31, 2024

5	Nature and details of the action(s) taken or order(s) passed	RBI, in exercise of the powers conferred under Section 47A(1)(c) read with section 46(4)(i) of the Banking Regulation Act, 1949, imposed a penalty of Rs. 0.91 crore vide the above-mentioned speaking order.

6	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	November 28, 2025

7	Details of the violation(s)/contravention(s) committed or alleged to be committed	Contravention of the directions contained in Section 7(a)(b) & (c) of Reserve Bank of India (Interest Rate on Advances) Directions, 2016; Paragraph 2 of Annex to the Reserve Bank circular dated November 3, 2006 on ‘Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services by banks’ read with Paragraph 8(b) of ‘Reserve Bank of India (KYC) Directions’ and Section 19(1)(a) read with Section 6(1) of the Banking Regulation Act, 1949.

8	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.91 crore

9	Action(s) taken by listed company with respect to the communication	The Bank has since undertaken corrective action to address the issue. Further, HDBFS has also taken corrective actions to address the issue. The Bank as well as HDBFS are in compliance with above-mentioned Directions, as on date.

10	Any other relevant information	-

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight